Fax

LIBERTY INTERNATIONAL

RECEIVED
2005 DEC 19 P 4:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Direct Line: 020 7960 1236
Direct Fax:020 7887 0001

SUPPL

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	15 December 2005
Pages:	3		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find attached an announcement made on the London Stock Exchange today.

Yours faithfully

Ruth Pavey
Company Secretarial Assistant

05013381

PROCESSED
DEC 2 0 2005
THOMSON
FINANCIAL

12/20

LIBERTY INTERNATIONAL

December 15, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Notification of Major Interests in Shares"
Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

LIBERTY INTERNATIONAL PLC

NOTIFICATION OF INTEREST IN LIBERTY INTERNATIONAL PLC ORDINARY SHARES, PURSUANT TO SECTIONS 198 TO 208 OF THE COMPANIES ACT 1985

Liberty International PLC was notified yesterday by Credit Suisse First Boston International, that Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston International no longer have a notifiable interest in shares of Liberty International PLC. Credit Suisse had previously advised that they held a total interest of 9,857,590 shares, representing 3.06% of the issued share capital of Liberty International PLC.

Enquiries

Susan Folger Company Secretary, Liberty International PLC ++ 00 207 887 7004

15 December 2005

Fax

RECEIVED
2005 DEC 19 P 4:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LIBERTY INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	13 December 2005
Pages:	3		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find attached an announcement made on the London Stock Exchange today.

Yours faithfully

Ruth Pavey
Company Secretarial Assistant

LIBERTY
INTERNATIONAL

December 13, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Notification of Major Interests in Shares"
Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company LIBERTY INTERNATIONAL PLC	**2. Name of shareholder having a major interest** CREDIT SUISSE FIRST BOSTON

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 MATERIAL INTEREST OF THE SHAREHOLDER NAMED IN 2 ABOVE	**4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them** CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED: 9,648,649 SHARES CREDIT SUISSE FIRST BOSTON INTERNATIONAL: 208,941 SHARES

5. Number of shares acquired 9,857,590	**6. Percentage of issued class** 3.06%	**7. Number of shares/amount of stock disposed**	**8. Percentage of issued class**

9. Class of security ORDINARY SHARES OF 50 PENCE	**10. Date of transaction** 08/12/05	**11. Date company informed** 12/12/05

12. Total holding following this notification 9,857,590 ORDINARY SHARES	**13. Total percentage holding of issued class following this notification** 3.06%

14. Any additional information	**15. Name of contact and telephone number for queries** RUTH PAVEY 020 7960 1236

16. Name and signature of authorised company official responsible for making this notification RUTH PAVEY
Date of notification 13 December 2005

Fax

RECEIVED

2005 DEC 19 P 4:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Direct Line: 020 7887 7108
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Kerin Williams	**Date:**	15 December 2005
Pages:	5		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find attached recent announcements made on the London Stock Exchange.

Yours faithfully

Kerin Williams
Deputy Company Secretary

LIBERTY
INTERNATIONAL

December 15, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: "Invitation to Holders of Liberty International PLC £240,000,000 3.95 Per Cent. Convertible Bonds Due 2010 To Apply For Conversion on Enhanced Terms" and "Invitation to Holders of Liberty International PLC £240,000,000 3.95 Per Cent. Convertible Bonds Due 2010 To Apply For Conversion on Enhanced Terms – Fixing of Clearing Cash Amount and Notice of Extension Until 16 December 2005."

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0)20 7887 7108.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures
cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

NOT FOR DISTRIBUTION TO ANY U.S. PERSON OR ITALIAN PERSON OR TO ANY PERSON OR ADDRESS IN THE UNITED STATES OR ITALY

LIBERTY INTERNATIONAL PLC

15 December 2005

INVITATION TO HOLDERS OF LIBERTY INTERNATIONAL PLC £240,000,000 3.95 PER CENT. CONVERTIBLE BONDS DUE 2010 TO APPLY FOR CONVERSION ON ENHANCED TERMS - FIXING OF CLEARING CASH AMOUNT AND NOTICE OF EXTENSION UNTIL 16 DECEMBER 2005

Further to Liberty International PLC's (the "Company") Notice to holders ("Bondholders") of its outstanding 3.95 per cent. bonds due 2010 convertible into ordinary shares of the Company (the "Bonds") dated 8 December 2005, the Company hereby announces, pursuant to the provisions of the Notice, that (i) the clearing cash amount has been fixed at £60 in relation to each £1,000 in original principal amount of the Bonds offered for conversion (the "Fixed Clearing Cash Amount") and (ii) the Auction Period (as defined in the Notice) has been extended and will now expire at 4.00 p.m. London time on 16 December 2005.

Pursuant to the provisions of the Notice, all £104.1 million of Bonds specified by Bondholders in Applications for Conversion already received by the Paying Agent for which the specified minimum cash amount is less than or equal to the Fixed Clearing Cash Amount shall be accepted for conversion by the Company.

Bondholders who have not yet returned an Application for Conversion or who have returned an Application for Conversion specifying a minimum cash amount greater than £60 and who wish to participate in the Auction at the Fixed Clearing Cash Amount may do so by completing an Application for Conversion specifying a minimum cash amount equal to the Fixed Clearing Cash Amount. The Application for Conversion (including the Conversion Notice scheduled thereto) must be completed and be received by the Paying Agent by 4.00 p.m. London time on 16 December 2005.

The Bonds have the following security codes: ISIN XS0176967262 and Common Code 017696726.

The Company may, in its sole discretion, waive, amend (subject as provided in the Notice), extend, terminate or withdraw the Auction.

Enquiries to:

Liberty International PLC:

David Fischel	Chief Executive	+44 (0)20 7960 1207
Aidan Smith	Finance Director	+44 (0)20 7960 1210

UBS Limited:

James Eves	Managing Director	+44 (0)20 7568 3426
James Geary	Executive Director	+44 (0)20 7568 2308

Morgan Stanley & Co. International Limited:

File No. 82-34722

Jonathan Lane	Managing Director	+44 (0)20 7425 4303
Jean-Marc Jabre	Associate	+44 (0)20 7677 5076

The distribution of the Notice in certain jurisdictions may be restricted by law. Restrictions apply to the United States, the United Kingdom, Italy, Belgium and France. Persons into whose possession the Notice comes are required by the Company to inform themselves about, and to observe, any such restrictions.

Each of UBS Limited and Morgan Stanley & Co. International Limited, respectively, is acting for the Company in the Auction and will not be responsible to anyone other than the Company for providing the protections afforded to clients of UBS Limited and Morgan Stanley & Co. International Limited, respectively, nor for providing advice in relation to the Auction.

File No. 82-34722

NOT FOR DISTRIBUTION TO ANY U.S. PERSON OR ITALIAN PERSON OR TO ANY PERSON OR ADDRESS IN THE UNITED STATES OR ITALY

LIBERTY INTERNATIONAL PLC
8 December 2005

INVITATION TO HOLDERS OF LIBERTY INTERNATIONAL PLC £240,000,000 3.95 PER CENT. CONVERTIBLE BONDS DUE 2010 TO APPLY FOR CONVERSION ON ENHANCED TERMS

Liberty International PLC (the "Company") is inviting holders of all its outstanding 3.95 per cent. bonds due 2010 convertible into ordinary shares of the Company (the "Bonds") together with all unmatured coupons relating thereto to submit, in a modified Dutch Auction, an application for conversion specifying a minimum cash amount that such Bondholders would be willing to accept in consideration for converting each £1,000 in original principal amount of Bonds beneficially held by such Bondholders, upon the terms and subject to the conditions set forth in a Notice to Bondholders dated 8 December 2005 (the "Notice").

The Auction Terms as set out in the Notice require holders of Bonds who wish to participate in the auction to complete an Application for Conversion. The Application for Conversion (including the Conversion Notice attached thereto) must be completed and be received by the Paying Agent, during the period commencing on 8 December 2005 and ending at 4.00 p.m. London time on 14 December 2005 unless the period for the auction is extended or earlier terminated by the Company. The Bonds have the following security codes: ISIN XS0176967262 and Common Code 017696726.

The Company may, in its sole discretion, waive, amend (subject as provided in the invitation to Bondholders), extend, terminate or withdraw the Auction.

Enquiries:

Liberty International PLC:		
David Fischel	Chief Executive	+44 (0)20 7960 1207
Aidan Smith	Finance Director	+44 (0)20 7960 1210
UBS Limited:		
James Eves	Managing Director	+44 (0)20 7568 3426
James Geary	Executive Director	+44 (0)20 7568 2308
Morgan Stanley & Co International Limited:		
Jonathan Lane	Managing Director	+44 (0)20 7425 4303
Jean-Marc Jabre	Associate	+44 (0)20 7677 5076

The distribution of the Notice in certain jurisdictions may be restricted by law. Restrictions apply to the United States, United Kingdom, Italy, Belgium and France as set out in the Notice. Persons into whose possession the Notice comes are required by the Company to inform themselves about, and to observe, any such restrictions.

Each of UBS Limited and Morgan Stanley & Co. International Limited, respectively, is acting for the Company in the Auction and will not be responsible to anyone other than the Company for providing the protections afforded to clients of UBS Limited and Morgan Stanley & Co. International Limited, respectively, nor for providing advice in relation to the Auction.